BD 3/12



SECURITIES AND EXCHANGE COMMISSION
07003745 Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 2 8 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 213

| SEC FILE NUMBER |
|---|
| 8-38553 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BILTMORE INTERNATIONAL CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RARITAN PLAZA 1, 110 FIELDCREST AVENUE, 4TH FLOOR
(No. and Street)

EDISON, (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES M. RAWDON (732) 791-4000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC-STATE OF FLORIDA
Edward Kotch
Commission # DD462973
Expires: OCT. 08, 2009
Bonded Thru Atlantic Bonding Co., Inc.



Signature

Title Vice President



Notary Public 2-22-07

Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Biltmore International Corporation

We have audited the accompanying statement of financial condition of Biltmore International Corporation as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biltmore International Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolinetz, Lafazan & Company, P.C.
WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 21, 2007



MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 621,139 |
| Receivable from clearing broker | | 1,424,580 |
| Securities owned – at market value | | 1,300,504 |
| Secured demand note – related party | | 100,000 |
| Property and equipment – net | | 42,669 |
| Other assets | | 29,950 |
| Security deposits | | 21,228 |
| Total Assets | | $ 3,540,070 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to clearing broker | | $ 468,367 |
| Accounts payable and accrued expenses | | 602,974 |
| Securities sold, not yet purchased – at market value | | 832,137 |
| Income taxes payable | | 325 |
| Deferred tax liabilities | | 17,111 |
| Total Liabilities | | 1,920,914 |
| Commitments and Contingencies | | |
| Subordinated borrowings – related parties | | 875,000 |
| Stockholders' Equity: | | |
| Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares | $ 20,000 | |
| Additional paid-in capital | 450,000 | |
| Retained earnings | 274,156 | |
| Total Stockholders' Equity | | 744,156 |
| Total Liabilities and Stockholders' Equity | | $ 3,540,070 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **REVENUES:** | | |
| Principal transactions, net | | $ 4,343,037 |
| Other | | 1,641 |
| Interest | | 93,872 |
| Total Revenues | | 4,438,550 |
| **COSTS AND EXPENSES:** | | |
| Clearing and execution charges | $ 322,727 | |
| Communication and data processing | 385,757 | |
| Compensation – officer/stockholder | 1,325,000 | |
| Employee compensation and benefits | 2,089,923 | |
| Occupancy costs | 61,902 | |
| Regulatory fees | 11,322 | |
| Interest expense | 33,650 | |
| Other operating expenses | 141,064 | |
| Total Costs and Expenses | | 4,371,345 |
| Income Before Provision for Income Taxes | | 67,205 |
| Provision for Income Taxes | | 19,961 |
| **NET INCOME** | | $ 47,244 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance – Beginning of Year | $ 20,000 | $ 450,000 | $ 226,912 | $ 696,912 |
| Net Income | - | - | 47,244 | 47,244 |
| Balance – End of Year | $ 20,000 | $ 450,000 | $ 274,156 | $ 744,156 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balance – Beginning of Year | $ 275,000 |
| Borrowings – Related Party | 600,000 |
| Balance – End of Year | $ 875,000 |

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net income | | $ 47,244 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 14,576 |
| Increase in deferred tax liabilities | | 5,053 |
| Changes in Operating Assets and Liabilities: | | |
| Receivable from clearing broker | $( 716,105) | |
| Securities owned – at market value | ( 354,917) | |
| Other assets | ( 15,564) | |
| Security deposits | ( 12,000) | |
| Accounts payable and accrued expenses | 134,575 | |
| Payable to clearing broker | 408,922 | |
| Securities sold, not yet purchased – at market value | 196,681 | |
| Income taxes payable | 225 | ( 358,183) |
| Net Cash Provided by Operating Activities | | ( 291,310) |
| Cash Flows from Investing Activities: | | |
| Capital expenditures | | ( 25,600) |
| Net Cash (Used) by Investing Activities | | ( 25,600) |
| Cash Flows from Financing Activities: | | |
| Proceeds of related party subordinated borrowings | | 600,000 |
| Net Cash Provided by Financing Activities | | 600,000 |
| Increase in Cash and Cash Equivalents | | 283,090 |
| Cash and Cash Equivalents – Beginning of Year | | 338,049 |
| Cash and Cash Equivalents – End of Year | | $ 621,139 |
| Supplemental Cash Flow Disclosures: | | |
| Cash Paid for Interest | | $ 7,500 |
| Cash Paid for Income Taxes | | $ 20,142 |

The accompanying notes are an integral part of the financial statements.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies**

**Nature of Business**

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is engaged primarily in market-making and securities trading.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

**Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased are stated at fair market value and represent equity securities in which the Company acts as market maker and performs proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

**Depreciation**

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Income Taxes**

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

**Revenue Recognition**

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

**NOTE 2 - Clearing Broker Receivables and Payables**

Receivable from clearing broker consist of the following:

| | |
|---|---|
| Clearing broker deposits receivable | $ 1,096,936 |
| Receivable from clearing broker – trading | 327,644 |
| | $ 1,424,580 |

Payable to clearing broker represents net amounts owed on security positions.

**NOTE 3 - Property and Equipment**

Property and equipment consists of the following:

| | |
|---|---|
| Furniture and Fixtures | $ 32,191 |
| Computers and Office Equipment | 64,798 |
| | 96,989 |
| Less: Accumulated Depreciation | 54,320 |
| | $ 42,669 |

Depreciation expense for the year ended December 31, 2006 was $14,576.

**NOTE 4 - Subordinated Demand Note – Related Party**

This note is secured by the pledge of certain securities. It is intended that the lender's obligation to pay the principal amount of the Note is included for the sole purpose of establishing the existence of the indebtedness represented thereby as subordinated debt (see Note 5). In the event of default, the Company shall look for payment solely to the collateral.

**NOTE 5 - Subordinated Borrowings – Related Parties**

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $175,000. The loan agreement calls for interest at 10% per annum and became effective November 30, 2003. The loan matured November 30, 2006 and was extended to November 30, 2008. Interest expense on the loan was $17,504 for the year ended December 31, 2006.

   The loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's Chief Financial Officer in the amount of $100,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2005. The loan matures December 31, 2008. Interest expense on the loan was $10,000 for the year ended December 31, 2006. The loan is subject to a secured demand note collateral agreement (see Note 4).

   The loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

3. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan matures December 29, 2009. Accrued interest payable on the loan will be considered as additional subordinated capital for purposes of computing net capital, subject to the terms and conditions of the agreement.

   The loan has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

**NOTE 6 - Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2006 the Company's net capital was $1,237,105, which exceeded its minimum net capital requirement by $503,105 and its net capital ratio was 49%.

**NOTE 7 - Commitments and Contingencies**

**Lease Commitments**

The Company leases its office space under a noncancellable operating lease that commenced November 1, 2006 and terminates October 31, 2011. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2007 | $ 68,000 |
| 2008 | 68,000 |
| 2009 | 70,000 |
| 2010 | 71,000 |
| 2011 | 59,000 |
| | $336,000 |

Rent expense for the year ended December 31, 2006 was approximately $62,000.

**NOTE 8 - Profit Sharing Plan**

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2006 amounted to approximately $86,000.

**NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guideline. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary. At December 31, 2006, the Company believes that its exposure to such credit risk is immaterial.

**NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk (Continued)**

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. In addition, the Company monitors each of its customers via computer analysis to assess risk of each trade and the customer's overall position.

The Company may at times maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

**NOTE 10 - Income Taxes**

The components of the provision for income taxes are as follows:

| | |
|---|---|
| Current: | |
| Federal | $ 9,826 |
| State | 5,082 |
| Total current | 14,908 |
| Deferred: | |
| Federal | 4,346 |
| State | 707 |
| Total deferred | 5,053 |
| | $ 19,961 |

At December 31, 2006 deferred tax liabilities of $17,111 were related to depreciation.

SUPPLEMENTAL SCHEDULES

SCHEDULE 1.

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2006

| | | |
|---|---|---|
| CREDIT ITEMS: | | |
| Total stockholders' equity | | $ 744,156 |
| Subordinated liability | | 875,000 |
| Total Credit Items | | 1,619,156 |
| DEBIT ITEMS: | | |
| Property and equipment - net | $ 42,669 | |
| Other assets | 29,950 | |
| Security deposits | 21,228 | |
| Total Debit Items | | 93,847 |
| Net Capital Before Haircuts | | 1,525,309 |
| Haircuts on Securities: | | |
| Other securities | | 288,204 |
| Net Capital | | 1,237,105 |
| Less: Minimum net capital requirement | | 734,000 |
| Remainder: Net capital in excess of all requirements | | $ 503,105 |

Capital Ratio: (Maximum allowance 1500%)

| | | |
|---|---|---|
| Aggregate Indebtedness | $ 603,299 | = 49% |
| Divided by: Net Capital | $1,237,105 | |

Aggregate Indebtedness:

| | |
|---|---|
| Accounts payable and accrued expenses | $ 602,974 |
| Income taxes payable | 325 |
| | $ 603,299 |

SCHEDULE 2.

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

| | |
|---|---|
| Net capital - per Company's unaudited X-17A-5 Part II A Filing | $ 1,267,533 |
| Adjustments: | |
| Decrease in cash | ( 100) |
| Increase in accounts payable and accrued expenses | ( 24,389) |
| Increase in deferred tax liabilities | ( 5,053) |
| Increase in haircuts | ( 886) |
| Net capital - per report pursuant to Rule 17a-5(d) | $ 1,237,105 |

Board of Directors
Biltmore International Corporation

In planning and performing our audit of the financial statements of Biltmore International Corporation ("the Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Biltmore International Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures to determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Biltmore International Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a -5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to and should not be used for any other purposes or by anyone other than these specified parties.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 21, 2007

BILTMORE INTERNATIONAL CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

Wolinetz, Lafazan & Company, P.C.

*Certified Public Accountants*

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2006

CONTENTS





END